Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation

(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

November 10, 2021

INTRANET ARTICLE POSTED TO MAERSK DRILLING EMPLOYEE INTRANET

Maersk Drilling and Noble to merge

Noble and Maersk Drilling have entered into an agreement to combine the two companies. The transaction is targeted to be completed in mid-2022. Read more here.

Maersk Drilling today announced that it has entered into an agreement to merge with Noble in a 50/50 transaction, which is targeted to be completed in mid-2022. The combined company will be called Noble Corporation, and its shares will be listed on the New York Stock Exchange and Nasdaq Copenhagen.

Both companies agree on the compelling industrial logic behind the creation of a world class offshore driller with the scale, capabilities, and resources to successfully serve a broad range of customers. The combined company will own and operate a modern, high-end fleet of floaters and jack-up rigs across benign and harsh environments, serving customers in the most attractive offshore oil and gas basins. The transaction will unite the strong capabilities end decades of experience of Noble and Maersk Drilling, leveraging their differentiated value propositions and unwavering commitments to best-in-class safety and service quality.

“This combination carries strong industry logic. With the combination we are creating a differentiated provider of offshore drilling services, which will be able to enhance the customer experience through increased scale, global reach, and industry-leading innovation. The combination will create value for all shareholders and will offer investors a unique opportunity to benefit from the market recovery, a robust financial position and strong free cash flow potential, all paving the way for the potential return of capital to shareholders,” says Maersk Drilling’s Chairman of the Board, Claus V. Hemmingsen.

And CEO Jørn Madsen of Maersk Drilling adds:

“Noble is the right match for Maersk Drilling, and the combination makes a lot of sense. I’m proud that Maersk Drilling’s strong heritage in the North Sea, unparalleled operational excellence and competencies, industry-leading sustainability position and commitment to innovation will contribute to creating a world class driller with an unmatched expertise within deepwater and harsh environment drilling. In the short term, the combination will, unfortunately, impact our organisation, but it will also create a larger and stronger company, which will provide future opportunities for growth and new jobs.”

Full support from the major shareholders

The business combination agreement has been unanimously approved by the Boards of Directors of Noble and Maersk Drilling, and it is fully supported by major shareholders of both companies, including A.P. Moller Holding.

“In 2016, A.P. Moller Holding instigated the restructuring of A.P. Moller – Maersk and the renewal of the A.P. Moller Group. As part of such restructuring, Maersk Drilling was demerged from A.P. Moller – Maersk with the objective to establish an independent company with a capable, focused Board and to actively participate in the required consolidation of a distressed drilling industry. The combination of Maersk Drilling and Noble creates a drilling company with a stronger customer proposition building on the companies’ extensive operational capabilities. The combined company will hold an industry leading balance sheet, significant cost synergies, a modern fleet and with access to an international shareholder base,” says Robert Uggla, CEO of A.P. Moller Holding.

Headquartered in Houston with significant operating presence in Stavanger

The combined company will have a seven-member Board of Directors with balanced representation from Noble and Maersk Drilling. Initially, the Board of Directors will be comprised of three directors appointed by Noble and three directors appointed by Maersk Drilling, one of whom will be the current Chairman of the Board of Maersk Drilling, Claus V. Hemmingsen. Noble and Maersk Drilling will jointly appoint Charles M. (Chuck) Sledge the Chairman of the Board of Directors of the combined company.

It has been agreed that Robert W. Eifler, Noble’s President and CEO, will become President and CEO of the combined company upon closing of the transaction. Robert W. Eifler will also be a member of the Board of Directors.

The combined company will be operationally headquartered in Houston, Texas, and will maintain a significant operating presence in Stavanger, Norway, to retain proximity to customers and support operations in the Norwegian sector and the broader North Sea.

All offshore employees are expected to remain with the combined company and its future rig operation. With the headquarters placed in Houston, the combined company’s footprint in Denmark is expected to be significantly reduced over time. For Maersk Drilling’s other onshore locations, further examinations need to take place before any decisions can be made, keeping in mind that the combined company will have a clear interest in keeping relevant capabilities from Maersk Drilling’s onshore support set-up.

No workforce reductions related to the combination are expected before the transaction is completed.

Transaction terms and structure

The agreement to combine is formed as a primarily all-stock transaction where the shares of the combined company will be distributed equally between the current shareholders of Noble and Maersk Drilling. The transaction will be implemented through an English incorporated holding company, which will make a voluntary tender exchange offer to the shareholders of Maersk Drilling. Upon the closing of the transaction, the shareholders of Maersk Drilling and Noble will each own approximately 50% of the outstanding shares of the new holding company. Although the agreement primarily is an all-stock transaction, Maersk Drilling shareholders will have the ability to elect to receive cash instead of shares in the new holding company for up to the DKK equivalent of USD 1,000, which means that Maersk Drilling shareholders' overall shareholding in the new holding company may be reduced below 50% to the extent that Maersk Drilling shareholders choose to elect the cash option over shares.

The offer document to Maersk Drilling shareholders is expected to be published in the first half of 2022.

The transaction is subject to Noble shareholder approval, acceptance of the exchange offer by owners of at least 80% of Maersk Drilling’s shares, merger clearance and other regulatory approvals, listings on New York Stock Exchange and Nasdaq Copenhagen, and other customary conditions.

Read more about the transaction in the joint company announcement published by Maersk Drilling and Noble today at investor.maerskdrilling.com.

For additional information on the implications for the Maersk Drilling organisation, please see the FAQ which has been prepared for Maersk Drilling employees: [link to employee FAQ]

Forward Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Noble Corporation (“Noble”) and The Drilling Company of 1972 A/S (“Maersk Drilling”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that Noble and Maersk Drilling have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco will file a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. When available, Noble will mail the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed business combination will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.